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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of October 2008

                          Commission File No. 000-30752

                              AETERNA ZENTARIS INC.

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F /X/ Form 40-F / /

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                 Yes / / No /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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                                 DOCUMENTS INDEX

DOCUMENTS DESCRIPTION

1. Press Release dated October 24, 2008: AEterna Zentaris Receives Notification from Nasdaq Relating to Minimum Bid Price

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                                                                AETERNA ZENTARIS

AETERNA ZENTARIS INC. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada G1P 4P5 T 418 652-8525 F 418 652-0881
www.aezsinc.com

                                                          PRESS RELEASE
                                                          For immediate release

AETERNA ZENTARIS RECEIVES NOTIFICATION FROM NASDAQ RELATING TO MINIMUM BID PRICE

QUEBEC CITY, CANADA, OCTOBER 24, 2008 - AEterna Zentaris Inc. (NASDAQ: AEZS;
TSX: AEZ), a global biopharmaceutical company focused on endocrine therapy and oncology, today announced that it received a letter from the Nasdaq Stock Market, notifying AEterna Zentaris that during the 30 consecutive business days prior to October 16, 2008, the bid price of the Company's common shares had closed below the US$1.00 minimum bid per share required for continued inclusion on the Nasdaq Global Market under Marketplace Rule 4450(a)(5). However, the letter states that given the current extraordinary market conditions, Nasdaq has determined to suspend enforcement of the bid price and market value of publicly held shares requirements through Friday, January 16, 2009. In that regard, the letter states that on October 16, 2008, Nasdaq filed an immediately effective rule change with the Securities and Exchange Commission to implement the suspension. According to Nasdaq, these rules will be reinstated on Monday, January 19, 2009 and the first relevant trade date will be Tuesday, January 20, 2009.

Therefore, following the reinstatement of these rules, and in accordance with Marketplace Rule 4450(e)(2), AEterna Zentaris will be provided 180 calendar days from Tuesday, January 20, 2009, or until July 20, 2009, to regain compliance with the US$1.00 minimum bid per share under Marketplace Rule 4450(a)(5). If, at any time before July 20, 2009, including during the suspension period, the bid price of the Company's common shares closes at US$1.00 per share or more for a minimum of 10 consecutive business days, Nasdaq will provide written notification that AEterna Zentaris has achieved compliance with Marketplace Rule 4450(a)(5).

If the Company is unsuccessful in meeting the minimum bid requirement by July 20, 2009, Nasdaq will provide notice to AEterna Zentaris that its common shares will be delisted from the Nasdaq Global Market. If the Company receives a delisting notification, it may appeal to the Listing Qualifications Panel or apply to transfer its common shares to the Nasdaq Capital Market if AEterna Zentaris satisfies all criteria for initial listing on the Nasdaq Capital Market in accordance with Marketplace Rule 4310(c), other than compliance with the minimum closing bid price requirement. If the application to the Nasdaq Capital Market is approved, then the Company will have an additional 180-day compliance period in order to regain compliance with the minimum bid price requirement while listed on the Nasdaq Capital Market.

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                                                                AETERNA ZENTARIS

The Nasdaq letter has no immediate effect on the listing of the Company's common shares. On October 16, 2008, the closing price of the Company's common shares was US$0.60 per share.

ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is a global biopharmaceutical company focused on endocrine therapy and oncology, with proven expertise in drug discovery, development and commercialization.

News releases and additional information are available at www.aezsinc.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments except if we are requested by a governmental authority or applicable law.

CONTACTS

INVESTOR RELATIONS                              MEDIA RELATIONS
Ginette Vallieres                               Paul Burroughs
Investor Relations Coordinator                  Director of Communications
(418) 652-8525 ext. 265                         (418) 652-8525 ext. 406
gvallieres@aezsinc.com                          pburroughs@aezsinc.com

                                      -30-
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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                           AETERNA ZENTARIS INC.


Date: October 27, 2008     By: /s/Dennis Turpin
----------------------         -------------------------------------------
                               Dennis Turpin
                               Senior Vice President and Chief Financial Officer